

November 22, 2011

Via Email
Wang Youngsheng
President
China Du Kang Co., Ltd.
Town of Dukang, Baishui County, Shaanxi Province
China
A-28, Van Metropolis, # 25 Tangyan Road
Xi'an, Shaanxi, PRC 710064

>　**Re:** **China Du Kang Co., Ltd.**
> **Amendment No. 9 to Form 10**
> **Filed November 4, 2011**
> **File No. 000-53833**
> **Amendment No. 2 to Form 10-K For Fiscal Year Ended**
> **December 31, 2010**
> **Filed November 4, 2011**

Dear Mr. Youngsheng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10/A, filed November 4, 2011

1.	We reissue comment one of our letter dated October 24, 2011. Your Form 10 should present its information as of November 10, 2009. Your Forms 10-Q and 10-K should reflect updated information for the required period(s) covered by the report. You should consider our prior comments in the context of the periods required by each applicable filing. To the extent that you update information in your Form 10, you should not remove the information from prior periods. Please amend your Form 10 to add back the prior period information, including disclosure responsive to Item 303 of Regulation S-K.

Exhibits

2.   We reissue comment four of our letter dated October 24, 2011. Please file exhibits 10.45 and 10.46 in their entirety. We note both exhibits refer to an appendix and Exhibit 10.46 lists attachments.

Form 10-K/A, filed November 4, 2011

3.   We note your response to prior comment ten from our letter dated October 24, 2011. Please note that your Form 10-K should be signed by your Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and at least a majority of your board of directors. Your amendment does not appear to have been signed by anyone acting as a Principal Accounting Officer or a majority of your board. Please amend to provide the appropriate signatures for your Form 10-K for the years ended 2010 and 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director